EXHIBIT 12
SONOCO PRODUCTS COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Years Ended December 31,
	2006	2005	2004	2003	2002
EARNINGS
Pretax income	274,808	231,126	197,342	108,333	183,106
Add: Distributed Income from affiliates	9,496	6,766	7,114	11,327	3,626
Add: Fixed charges	68,669	67,568	60,865	65,732	66,513
Amortization of capitalized interest	2,115	1,911	1,868	1,868	2,136

Total Earnings	355,088	307,371	267,189	187,260	255,381

Less: Capitalized Interest	(2,666)	(2,042)	(1,535)	(2,000)	(1,750)

Adjusted Earnings	352,422	305,329	265,654	185,260	253,631

FIXED CHARGES
Interest expense	51,952	51,559	47,463	52,399	54,196
Capitalized interest	2,666	2,042	1,535	2,000	1,750
Portion of rents representative of the interest factor	14,051	13,967	11,867	11,333	10,567

Total Fixed Charges	68,669	67,568	60,865	65,732	66,513

Ratio of Earnings to Fixed Charges	5.13	4.52	4.36	2.82	3.81